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UNITED STATES
SECURITIES AND EXCHANGE COMMMISION
Washington, D.C 20549

FORM N-8A

NOTIFICATION OF REGISTRATION PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8 (a) of the Investment Company Act of 1940 and in connection with such notifications of registration submits the following information:

JOHNSON TY'ANDRE DAMALL TRUST
205 HIBISCUS LANE
CAMBRIDGE, MD 21613

PHONE- 443-225-0832

Name and address of agent for service of process:
Ty'Andre Damall Johnson
205 HIBISCUS LANE
CAMBRIDGE, MD 21613

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

During the preparation of form N-8A, notification of registration for the JOHNSON TY'ANDRE DAMALL Trust. The company was not able to determine the full classification of the company with accuracy making it non applicable at the moment as far as classification. The Investment Adviser will file an amendment to this notification of registration stating its correct classification after review and evaluation of the Trusts Assets.

This Notification of Registration Statement is filed pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A. Both requirements of Section 8 (a), and 8 (b) of the Investment Company Act of 1940 are satisfied with the filing of form N-8A.

Ty'andre Damall John

SEC 1102 (12-01)

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940 the Trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Cambridge and state of Maryland on the 26th day of July 2021.



[SEAL]

Attest: _Judith Willey_

Notary Public
Title

Signature _Ty'Andre Damall Johnson_

BY _JOHNSON TY'ANDRE DAMALL_
Trustee

Investment Adviser
Title